UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Perfect World Co., Ltd.

(Name of Issuer)

American Depositary Shares, evidenced by American Depositary

Receipts, each representing five Class B Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

71372U104 (American Depositary Shares)

(CUSIP Number)

Qin Xuetang Fosun International Limited Room 808 ICBC Tower 3 Garden Road, Central Hong Kong, China (852) 2509 3228	With a copy to: Hillel T. Cohn, Esq. Morrison & Foerster LLP Suite 3500 555 West Fifth Street Los Angeles, USA 90013 (213) 892-5251

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	71372U104

1		Name of Reporting Person Fosun International Limited

2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)		☐
(b)		☐

3		SEC Use Only

4		Source of Funds (See Instructions) WC

5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6		Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,718,650

	8	Shared Voting Power 0

	9	Sole Dispositive Power 19,718,650

	10	Shared Dispositive Power 0

11		Aggregate Amount Beneficially Owned by Each Reporting Person 19,718,650

12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13		Percent of Class Represented by Amount in Row (11) 8.31%

14		Type of Reporting Person (See Instructions) CO

* Number of shares is number of Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”). Fosun International Limited (“Fosun International”) holds 3,943,730 American Depositary Shares (“ADSs”), each representing 5 Class B Ordinary Shares.  Percent of class is based on 29,671,195 Class A Ordinary Shares, par value $0.0001 per share and 207,484,500 Class B Ordinary Shares reported as issued and outstanding at March 31, 2012 in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 30, 2012.

Item 1. Security and Issuer

This Schedule 13D relates to American Depositary Shares (the “ADSs”), as evidenced by American Depositary Receipts, each representing five Class B Ordinary Shares, par value $0.0001 per share (the “Class B Ordinary Shares”) of Perfect World Co., Ltd. (the “Issuer”), a corporation organized under the laws of the Cayman Islands. The ADSs are listed on the NASDAQ Global Select Market under the symbol “PWRD.” The principal executive offices of the Issuer are located at Perfect World Plaza, Building 306, 86 Beiyuan Road, Chaoyang District, Beijing 100101, People’s Republic of China (“China”).

Item 2. Identity and Background

This Schedule 13D is filed by Fosun International Limited (“Fosun International”), a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”). The principal business address for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. The principal businesses of Fosun International include: (i) insurance; (ii) pharmaceuticals and healthcare; (iii) property; (iv) steel; (v) mining; (vi) retail, services, financial and strategic investments; and (vii) asset management, which mainly operate through its subsidiaries. Fosun International is a subsidiary of Fosun Holdings Limited (“Fosun Holdings”), which in turn is a wholly-owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”). Fosun International Holdings is controlled by Guo Guangchang. The place of organization, principal business address and principal business of Fosun Holdings and Fosun International Holdings are set forth in Exhibit 99.1, which is attached hereto and incorporated by reference. The name, business address, present principal employment and citizenship of Guo Guangchang and each director and executive officer of Fosun International, Fosun Holdings and Fosun International Holdings are set forth in Exhibit 99.1.

During the last five years, neither Fosun International nor, to Fosun International’s knowledge, (a) any executive officer or director of Fosun International; (b) any person controlling Fosun International; or (c) any executive officer or director of any person ultimately in control of Fosun International been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Fosun International purchased the ADSs that are the subject of this statement with its working capital.

Item 4. Purpose of Transaction

Fosun International acquired the ADSs that are the subject of this Schedule 13D for investment purposes. Fosun International will continue to evaluate its ownership and voting position in the Issuer and may consider and pursue the following future courses of action, among others: (i) continuing to hold the ADSs for investment; (ii) acquiring additional ADSs or Class B Ordinary Shares in the open market or in privately negotiated transactions; or (iii) disposing of all or a portion of the ADSs in open market sales or in privately negotiated transactions. Fosun International’s future actions with regard to this investment will be dependent upon its review and evaluation of numerous factors, including the price levels of the Issuer’s ADSs; the Issuer’s business, financial condition, operating results and prospects; general market and economic conditions; and the relative attractiveness of alternative business and investment opportunities. Consistent with its investment purpose, Fosun International or its representatives may engage in communications with other shareholders of the Issuer and members of the Issuer’s management and board of directors with regard to the business operations of the Issuer, strategies for enhancing shareholder value or one or more of the items described in subparagraphs (a) — (j) of Item 4 of Schedule 13D.

Except as set forth above, Fosun International has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Fosun International reserves the right to take such actions in the future as it deems appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) — (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)          See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Class B Ordinary Shares underlying the ADSs that are beneficially owned by Fosun International as of July 5, 2012.

(b)         See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Class B Ordinary Shares underlying the ADSs beneficially owned by Fosun International as of July 5, 2012 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)          During the past 60 days, Fosun International engaged in open market transactions on NASDAQ involving the net purchase for cash of 3,443,230 ADSs on the dates and at the average prices per ADS set forth on Exhibit 99.2, which is attached hereto and incorporated herein by reference.

(d)         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Neither Fosun International nor, to Fosun International’s knowledge, any person named in Exhibit 99.1 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including the transfer or voting of any Issuer securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	List of directors and executive officers of Fosun International, persons controlling Fosun International and executive officers and directors of persons in control of Fosun International.

99.2	Information regarding transactions in ADSs by Fosun International during the past 60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2012

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Qin Xuetang
Director